16:14 11-09-2015 Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 24, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: May 24, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Change in Statutory Auditor of the Company

Mumbai, May 24, 2017: With reference to our letter filing dated May 23, 2017 and pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosures Requirements) Regulations, 2015 [SEBI Listing Regulation], we hereby inform you that, the Directors have at their Board Meeting held on May 23, 2017 approved appointment of M/s B S R & Co. LLP, Chartered Accountants (ICAI Firm No. 101248W / W-100022), as Statutory Auditors of the Company for a tenor of five years i.e. to hold office from the conclusion of the forthcoming AGM, scheduled to be held on Tuesday, August 22, 2017, till the conclusion of the seventy-seventh AGM of the Company to be held in the year 2021-22, subject to ratification of their appointment at every subsequent AGM. The brief profile of M/s B S R & Co. LLP is reproduced below.

Further, in accordance with provisions of Section 139 of the Companies Act, 2013 and rules framed thereunder, the three year tenor of Deloitte Haskins & Sells LLP concludes at the forthcoming AGM.

Profile of M/s B S R & Co. LLP

B S R & Co. ('the firm') was constituted on 27 March 1 990 having Firm Registration No. 101248W. It was converted into Limited Liability Partnership i.e. M/s B S R & Co. LLP on October 14, 2013 thereby having a new Firm Registration No. 101248W / W-100022. The registered office of the firm is at 5th Floor, Lodha Excelus, Apollo Mills Compound, N. M. Joshi Marg, Mahalaxmi, Mumbai, Maharashtra - 400 011. M/s BSR & Co. LLP, Chartered Accountants, India, has access to international knowledge, database and methodology of KPMG International and qualifies for referral practice by its member firms.

M/s. B S R & Co. LLP is a member entity of B S R & Affiliates, a network registered with the Institute of Chartered Accountants of India. The other entities which are part of the B S R & Affiliates include M/s B S R & Associates LLP, M/s B S R & Company, M/s B S R and Co, M/s B S R and Associates, M/s B S R and Company, M/s B S R R & Co, M/s B S S R & Co and M/s B B S R & Co.

M/s B S R & Co. LLP is registered in Mumbai, Gurgaon, Bangalore, Kolkata, Hyderabad, Pune, Chennai, Chandigarh, Ahmedabad, Vadodara, Noida, Jaipur and Kochi.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.